LINCOLN AEROSPACE HOLDINGS, INC.

Consolidated Financial Statements

As of December 31, 2021 (Restated) and December 31, 2020 (Restated)

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LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT AUDITOR'S REPORT (RESTATED)

To the Board of Directors and Shareholders
of Lincoln Aerospace Holdings, Inc.

Opinion

We have audited the accompanying financial statements of Lincoln Aerospace Holdings, Inc. and Subsidiary (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 (Restated) and 2020 (Restated), and the related statements of income, retained earnings, and cash flows (Restated) for the year then ended December 31, 2021 and the period August 26, 2020 (Inception) to December 31, 2020, and the related notes to the financial statements (Restated).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Aerospace Holdings, Inc. as of December 31, 2021 (Restated) and 2020 (Restated), and the results of its operations and its cash flows for the year then ended December 31, 2021 and the period August 26, 2020 (Inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lincoln Aerospace Holdings, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lincoln Aerospace Holdings, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lincoln Aerospace Holdings, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lincoln Aerospace Holdings, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, FL
August 25, 2022, except 5, 6, 9 and 10 to which the date is September 15, 2022

LINCOLN AEROSPACE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 (RESTATED) AND DECEMBER 31, 2020 (RESTATED)

	2021	2020
ASSETS		
Property, Plant & Equipment	$ 142,484	$ 5,302
Accumulated Depreciation	(1,915)	(147)
Net Property, Plant & Equipment	140,569	5,155
Total Assets	$ 140,569	$ 5,155
LIABILITIES		
Accounts Payable	$ 27,059	$ 7,463
Due to Shareholders	35,769	6,338
Notes Payable, net	66,539	0
Total Current Liabilities	129,367	13,801
Notes Payable, net	70,643	-
Total Liabilities	200,010	13,801
STOCKHOLDERS' DEFICIT		
Preferred Stock, $0.0001 par value, 20,000,000 shares authorized, -0- shares issued and outstanding, as of December 31, 2021 and December 31, 2020, respectively	-	--
Common Stock, $0.0001 par value, 250,000,000 shares authorized, 4,250,000 shares issued and outstanding, as of December 31, 2021 and December 31, 2020, respectively	425	425
Additional Paid-In Capital	1,275	1,275
Accumulated Deficit	(61,141)	(10,346)
Total Stockholders' Deficit	(59,441)	(8,646)
Total Liabilities & Stockholders' Deficit	$ 140,569	$ 5,155

See accompanying notes to consolidated financial statements

LINCOLN AEROSPACE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
THE PERIOD AUGUST 26, 2020 (INCEPTION) TO DECEMBER 31, 2020

	2021		2020
General & Administrative			
Rent and Utilities	$ 25,142	$	7,197
Legal Fees	-		179
Depreciation Expense	1,768		147
Information Technology	20,667		2,823
Telephone and Communications	313		-
Travel Related Costs	940		-
Office Expenses	454		-
Licenses and Fees	1,511		-
Total General & Administrative Expenses	50,795		10,346
Loss from Operations before Income Taxes	(50,795)		(10,346)
Provision for Income Taxes	-		-
Net Loss	$ (50,795)	$	(10,346)
Net Loss per Share - Basic and Diluted	$ (0.01)	$	(0.00)
Weighted average number of shares outstanding during the period - Basic and Diluted	4,250,000		2,576,772

See accompanying notes to consolidated financial statements

4

LINCOLN AEROSPACE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
THE PERIOD AUGUST 26, 2020 (INCEPTION) (RESTATED) TO DECEMBER 31, 2020 (RESTATED)

		2021		2020
Cash flows from operating activities				
Net Loss	$	(50,795)	$	(10,346)
Adjustments to reconcile net loss to net cash used in operations				
Depreciation		1,768		147
Changes in operating assets and liabilities				
Accounts payable		19,596		7,463
Net cash used in operating activities		(29,431)		(2,736)
Cash flows from investing activities:				
Purchase of equipment		-		(5,302)
Net cash used in investing activities		-		(5,302)
Cash flows from financing activities:				
Proceeds from issuing common stock		-		1,700
Proceeds from shareholder loan		29,431		6,338
Net cash provided by financing activities		29,431		8,038
Net increase (decrease) in cash		-		-
Cash balance, beginning of period		-		-
Cash balance, end of period	$	-	$	-
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for taxes	$	-	$	-
Supplemental disclosure of non-cash investing and financing activities:				
Property and equipment exchanged for Note Payable	$	137,182	$	-

See accompanying notes to consolidated financial statements

LINCOLN AEROSPACE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021 AND
THE PERIOD AUGUST 26, 2020 (INCEPTION) TO DECEMBER 31, 2020

| | Common Stock | | Preferred Stock | | | | |
	Shares	Amount	Additional Paid-in Capital	$0.0001 par	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance on August 26, 2020 (Inception)	-	$ -	$ -	$ -	$ -	$ -	$ -
Issued shares to Founders	4,250,000	425	1,275	-	-	-	1,700
Net Loss	-	-	-	-	-	(10,346)	(10,346)
Balance on December 31, 2020	4,250,000	425	1,275	-	-	(10,346)	(8,646)
Net Loss	-	-	-	-	-	(50,795)	(50,795)
Balance on December 31, 2021	4,250,000	$ 425	$ 1,275	$ -	$ -	$ (61,141)	$ (59,441)

See accompanying notes to consolidated financial statements

6

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lincoln Aerospace Holdings, Inc. ("the Company") is a corporation formed in August 2020 under the laws of the State of Delaware. The Company derives revenue from the sale of private jet memberships, individual flight activities, and other aircraft-related ancillary services The Company has one subsidiary, Lincoln Private Jets Corp., wholly owned by Lincoln Aerospace Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Lincoln Aerospace Holdings, Inc. and the direct wholly owned subsidiary of this entity, Lincoln Private Jets Corp. period that includes the enactment date. The financial statements contained within this report are presented on a consolidated basis and do not disclose consolidating issuer and guarantor financial information as would be required to be disclosed pursuant to Rule 3-10 of Regulation S-X promulgated by the Securities and Exchange Commission.

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. At December 31, 2021 and December 31, 2020, the Company had no cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization of property, plant and equipment (excluding temporary locations) are determined using the straight-line method over the estimated useful lives shown below.

Buildings and improvements	3 to 5 years
Equipment, furniture, and fixtures	5 to 10 years
Software and computers	3 years
Leasehold improvements	The lesser of the lease term or the estimated useful life

Depreciation expense of $1,768 and $147 was recorded for the periods ended December 31, 2021 and 2020, respectively.

The Company accounts for website development costs under ASC 350-50, intangibles—Goodwill and Other—Website Development Costs. ASC 350-50 provides guidance on the accounting for the costs of development of company websites, dividing the website development costs into five stages: (i) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (ii) the website application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the website, (iii) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (iv) the content development stage, during which the information to be presented on the website, which may be either textual or graphical in nature, is developed, and (v) the operating stage, during which training, administration, maintenance and other costs to operate the existing website are incurred. The costs incurred in the website application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. In addition, the Company incurs costs to develop software for internal use which are accounted for under ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software. The Company expenses all costs that relate to the preliminary project and post-implementation operation phases of development as product development expense. Costs incurred in the application development phase are capitalized until the project is completed and the asset is placed in service.

Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB ASC No. 260, "Earnings Per Share." Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock common stock equivalents and potentially dilutive securities outstanding during the period. At December 31, 2021 and 2020, the Company did not have any outstanding dilutive securities.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's income tax expense differed from the statutory rates (federal 21% and state 4.35%) as follows:

	December 31, 2021	December 31, 2020
Expected tax expense (benefit) - Federal	$ (10,667)	$ (2,172)
Expected tax expense (benefit) - State	(2,207)	(450)
Non-deductible expenses	-	431
Change in valuation allowance	12,874	2,191
Actual tax expense (benefit)	$ -	$ -

The net deferred taxes in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

Gross deferred tax assets:				
Net operating loss carryforwards	$	15,065	$	2,191
Total deferred tax assets		15,065		2,191
Less: valuation allowance		(15,065)		(2,191)
Net deferred tax asset recorded	$	-	$	-

As of December 31, 2021, the Company has a net operating loss carry forward of approximately $59,000 available to offset future taxable income. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This is necessary due to the Company's continued operating loss and the uncertainty of the Company's ability to utilize all of the net operating loss carryforwards.

The net change in the valuation allowance for the years ended December 31, 2021 and 2020 was an increase of $12,874 and $2,191, respectively.

The company's federal income tax returns for the years 2020 – 2021 remain subject to examination by the Internal Revenue Service through 2025.

Revenue Recognition

The Company revenue recognition policy follows guidance from Accounting Standards Codification (ASC) 606, Revenue from contract with customers. The Company recognizes revenue from sales of memberships equally over the membership life. Revenue from individual flight and ancillary service(s) payments and prepaid flight credit payments is recognized at the point that applicable flight commences – for initiated flights. Revenue from service or flight cancellations is deferred until redemption.

The Company allows cancellations for all sales according to applicable terms, and has established an allowance for service cancellations based on historical experience.

The Company applies the following five-step model in order to determine this amount:

(i) Identification of Contact with a customer;

(ii) Identify the performance obligation of the contract

(iii) Determine transaction price;

(iv) Allocation of the transaction price to the performance obligations; and

(v) Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company has not yet realized any revenues from its planned operations.

Cost of Sales

Cost of Sales includes aircraft and equipment, maintenance, repairs, personnel, and computer-related infrastructure utilized to operate and manage private jet flight activity on behalf of the Company's customers.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term portion of long-term debt, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). The adoption did not have a material impact on our results of operations, financial position or liquidity. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The new standard is effective for the Company for annual periods beginning after December 15, 2021. The Company expects to adopt the new standard on January 1, 2022.

Advertising Costs

The Company expenses direct marketing related expenses and advertising costs as incurred. These costs are included in general & administrative expenses and totaled $0 and $0 for the years ended December 31, 2021 and 2020, respectively.

NOTE 3 – LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity for the Company are expected to consist primarily of financing activities, including proceeds from an anticipated crowdfunded stock offering (CF) between the third and fourth quarter of 2022 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE 4 – SHAREHOLDERS EQUITY

As of December 31, 2021, the Company has authorized 250,000,000 shares of common stock with a par value of $0.0001 per share (See Note 9). During 2020, the Company issued 4,250,000 common stock shares (post-split) to founders for cash of $1,700. As of December 31, 2021, there were 4,250,000 common stock shares (post-split) issued and outstanding.

As of December 31, 2021, the Company has authorized 20,000,000 shares of preferred stock with a par value of $0.0001 per share (See Note 9). As of December 31, 2021 and 2020, there were -0- preferred shares issued and outstanding.

NOTE 5 – RELATED PARTY

We engage in transactions with certain stockholders who are also members, ambassadors, or customers. Such transactions primarily relate to Lincoln Private Jets membership programs, flights, and flight-related services.

A stockholder, who is also an Officer and a Board Member, held $35,769 and $6,338 of the debt outstanding for the Company, as of December 31, 2021, and December 31, 2020, respectively.

NOTE 6 – NOTES PAYABLE - RELATED PARTY AND DUE TO SHAREHOLDER

The Company holds short and long-term debt for various operating expenses and software development costs. These liabilities are classified as notes payable or due to shareholder as follows:

	December 31, 2021	December 31, 2020
Due to Shareholder	$ 35,769	$ 6,338

During the periods ended December 31, 2020 and 2021, a principal stockholder, who is also an Officer and a Board Member, loaned $6,338 and $29,431, respectively, to the Company to pay Company expenses. The loan is non-interest bearing, unsecured and due on demand. As of December 31, 2021 and 2020, the loan balance was $35,769 and $6,338, respectively.

	December 31, 2021	December 31, 2020
Note Payable – Current	$ 66,539	$ -
Note Payable – Non-Current	70,643	-
Total Debt	$ 137,182	$ -

On December 31, 2021, the Company entered into a promissory note with an software development independent contractor for $150,000 net of a discount for imputed interest of $12,818. The note is non-interest bearing and is due in two equal payments of $75,000 each due on or before December 31, 2022 and December 31, 2023, respectively. The loan is personally guaranteed by the principal stockholder. As of December 31, 2021, the loan balance was $137,182

NOTE 7 -- FAIR VALUE OF ASSETS AND LIABILITIES

The recorded amounts for cash and cash equivalents, other current assets, accounts receivable, accounts payable and other current liabilities approximate fair value due to the short-term nature of these assets and liabilities and long-term debt related to the Company's software development fixed asset. At December 31, 2021 the carrying amount and estimated fair value of long- term debt was discounted at 6% to a present value of $137,182.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES

Lease Agreement

Beginning September 21, 2020, the Company entered into a lease for its office space at a monthly rate of $2,159 to December 20, 2021. Rental expense of $25,142 and $7,197 was recorded for the periods ended December 31, 2021 and 2020, respectively.

Legal Contingencies

As of December 31, 2021, Management is not aware of any current or threatened litigation impacting the Company.

Covid-19 Impact

Of all the markets that have been impacted by the Coronavirus pandemic, the markets and industries in which the Company expects to operate have been some of the worst hit. As a result, our ability to operate will be materially impacted and we have no way of knowing when these abilities will be returned to pre-pandemic levels.

The Coronavirus pandemic is expected to cause continued interruptions to, and negative effects on, our business overall. While we are attempting to manage the negative effects of the pandemic, and we currently expect that the Company will be able to ultimately weather the effects of the pandemic, there can be no assurance as to the overall effect on our business.

NOTE 9 -- RESTATEMENT

We restated our financial statement for the periods ended December 31, 2021 and 2020 to reclass certain Balance Sheets grouping and reclassification at Related Party grouping. The restatement did not have any effect on the amounts recorded on the Balance Sheets, Income Statements or Statement of Cash Flows.

CONSOLIDATED BALANCE SHEETS

	December 31, 2021			December 31, 2020		
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Account Payable	1,511	25,548	27,059	-	7,463	7,463
Note Payable Net – Current	92,087	(25,548)	66,539	7,463	(7,463)	-
Total Liabilities	93,598	-	93,598	7,463	-	7,463

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2021			December 31, 2020		
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
Cash Flows From Operating Activities:						
Account Payable	1,511	18,085	19,596	-	7,463	7,463
Net Cash Used In Operating Activities	1,511	18,085	19,596	-	7,463	7,463
Cash Flows From Financing Activities:						
		-				-
Notes Payable Net - Related Party	18,085	(18,085)	-	7,463	(7,463)	-
Net Cash Used In Financing Activities:	18,085	(18,085)	-	7,463	(7,463)	-

NOTE 10 – SUBSEQUENT EVENTS

Management considered events after the end of the period but before August 25, 2022, the date that the financial statements were available to be issued.

On January 7, 2022, the Company entered into a month-to-month lease for its office space at a monthly rate of $2,995 effective January 20, 2022 to January 31, 2023.

On August 1, 2022, through various Board and Shareholder approvals, The Company recorded and filed Amendments and Restatements to its Certificate of Incorporation and Bylaws, including a 4 for 1 reverse common stock split. All shares and snare amounts have been retroactively adjusted to reflect the split as of December 31, 2021.

On August 4, 2022, the Board authorized and issued 31,250,000 shares of common stock to founder, Barry S. Cohen.

On August 5, 2022, the Board authorized and issued 725,000 shares of common stock to founder, Arthur Bernstein.

In August 2022, the Company amended and restated its articles of incorporation and by-laws to revise its total authorized shares and classes of shares outstanding. The Company reclassified its Class A, Class B and Class C common stock to one series of common stock and one series of preferred stock (See Note 4)